UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Period   October 2005            File No.    0-51324

DEJOUR ENTERPRISES LTD.

(Name of Registrant)

808 West Hastings Street, Suite#1100, Vancouver, British Columbia, Canada, V6C 2X4

(Address of principal executive offices)

1.

News Release dated October 7, 2005

2.

News Release dated October 14, 2005

3.

News Release dated October 17, 2005

4.

News Release dated October 26, 2005

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

FORM 20-F XXX

FORM 40-F ____

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____

No XXX

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

Dejour Enterprises Ltd.

(Registrant)

Dated: November 3, 2005	By: /s/ Mathew Wong Mathew Wong, Chief Financial Officer

Dejour Closes US$2,475,000 Private Placement/Retains 43% of Tinsley Deep Gas Project/Lists on Frankfurt

Dejour Enterprises Ltd. (TSX-V:DJE)
Shares Issued: 26,495,128
Last Close: 10/07/2005 - $ 0.83
October 7, 2005 – News Release

Dejour Enterprises Ltd. has closed, subject to regulatory approval, its private placement previously announced in September 2005 having raised gross proceeds of US$2,475,000.

Pursuant to the terms of the private placement, Dejour will issue 4,500,000 common shares at US$0.55 per share and 2,250,000 share purchase warrants exercisable at CAD$0.80, expiring on March 17, 2007.  All securities issued pursuant to the financing are subject to a hold period until February 8, 2006. Dejour will pay a finders’ fee of up to 5% in cash of the amount raised and issue non transferable warrants to purchase a maximum of 450,000 shares at CAD$0.80 per share, expiring on March 17, 2007. The exercise price and expiry date of the above warrants are identical to the warrants issued as part of the private placement closed in March 2005.

Net proceeds will be used to fund the entire 43% of the Tinsley Deep Gas Project initially announced September 6, 2005 and to supplement working capital.

The Company is pleased to announce that the Frankfurt Stock Exchange has included Dejour for trading, under the symbol “D5R”.  Trading on the Frankfurt Stock Exchange can increase the Company’s exposure to European investors and improve access for European investors to invest in the Company.

About Dejour Enterprises Ltd.

Dejour Enterprises Ltd. is a Canadian energy exploration and development company whose mission is to provide superior shareholder value by acquiring and developing unique and rewarding opportunities within today’s burgeoning energy markets. The Company is listed on the TSX Venture Exchange under the symbol (DJE). Refer to www.dejour.com for company details or contact Doug Cannaday, President.

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this news release.

Robert L. Hodgkinson, Chairman & CEO
DEJOUR ENTERPRISES LTD.
Suite 1100-808 West Hastings Street, Vancouver, BC V6C 2X4
Phone: 604.638.5050  Facsimile: 604.638.5051  Email: investor@dejour.com

Dejour Pursues Listing of Warrants for Trading

Dejour Enterprises Ltd. (TSX-V:DJE)
Shares Issued: 31,169,854
Last Close: 10/14/2005 - $ 0.88
October 14, 2005 – News Release

Dejour Enterprises Ltd. reports that it has made submission to the TSX Venture Exchange to list for trading warrants that were issued as a part of the $5.25 million private placement closed in March 17, 2005. The warrants are exercisable into one common share at a price of $0.80, expiring March 17, 2007.

At the end of the hold period of February 8, 2006, the warrants issued as part of the private placement closed on October 7, 2005 will also be listed for trading, subject to Exchange approval.  The exercise price and expiry date of the warrants issued in October 2005 are identical to those of the warrants issued in March 2005.

This listing will give the warrant holder the opportunity for liquidity and a premium on the warrant as well as providing an additional source of new investors for Dejour.

About Dejour Enterprises Ltd.

Dejour Enterprises Ltd. is a Canadian energy exploration and development company whose mission is to provide superior shareholder value by acquiring and developing unique and rewarding opportunities within today’s burgeoning energy markets. The Company is listed on the TSX Venture Exchange under the symbol (DJE). Refer to www.dejour.com for company details or contact Doug Cannaday, President.

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this news release.

Statements in this release that are forward-looking statements are subject to various risks and uncertainties concerning the specific factors disclosed under the heading “Risk Factors” and elsewhere in the Corporations’ periodic filings with Canadian securities regulators. Such information contained herein represents management’s best judgment as of the date hereof based on information currently available. The corporation does not assume the obligation to update any forward-looking statement.

Robert L. Hodgkinson, Chairman & CEO
DEJOUR ENTERPRISES LTD.
Suite 1100-808 West Hastings Street, Vancouver, BC V6C 2X4
Phone: 604.638.5050  Facsimile: 604.638.5051  Email: investor@dejour.com

Dejour Participates in Lavaca Prospect in Mitchell County, Texas

Dejour Enterprises Ltd. (TSX-V: DJE)
Shares Issued: 31,169,854
Last Close: 10/17/2005 - $0.90
October 17, 2005 – News Release

Robert L. Hodgkinson, Chairman & CEO, reports the Company has purchased a 10% interest in the Lavaca Prospect located in the southwest portion of Mitchell County Texas.  The prospect includes 6,181 gross acres and 3,998 net acres with an average Net Revenue Interest of 81.25%.

The operator proposes the drilling of a test well to be drilled to a depth of 8,000’ sufficient to test the Ellenburger Dolomite formation.  Dejour’s 10% share of acquisition costs (land, brokerage) is $42,500 USD.  Drilling of the 1st well is scheduled to occur during November 2005 with Dejour’s share for drilling and abandonment costs (1/3 for ¼ basis) estimated at $57,400 USD to earn in the initial well a 10% WI or 7.5% NRI.  Dejour would pay its earned interest of completion costs estimated at $53,400 USD.

The Lavaca Prospect is situated 15 miles to the north and on trend with the Conger Field which will produce over 500 BCF and 40 MMBO and situated 18 miles to the east of the Signal Peak Field which will produce over 200 BCF and 20 MMBO from the prospective interval.  The prospect is immediately west of a prominent Wolfcamp Limestone shelf edge within the confines of the Easter Shelf of the Permian Basin.  The prospect is a stratigraphic trap with monoclinal dip into the basin to the west.  The prospect is controlled by a number of key wells in the area that define the trend of the sand as a north-south elongated turbidite fan. The operator’s reserve estimate exceeds 200 BCF gas and 20 MMBO.

About Dejour

Dejour Enterprises Ltd. is a Canadian energy company exploring for uranium, oil and gas whose mission is to provide superior shareholder value by acquiring and developing unique and rewarding opportunities within today’s burgeoning energy markets. The Company is listed on the TSX Venture Exchange under the symbol (DJE.V). Refer to www.dejour.com for company details or contact Doug Cannaday, President.

Statements in this release that are forward-looking statements are subject to various risks and uncertainties concerning the specific factors disclosed under the heading “Risk Factors” and elsewhere in the Corporations’ periodic filings with Canadian securities regulators. Such information contained herein represents management’s best judgment as of the date hereof based on information currently available. The corporation does not assume the obligation to update any forward-looking statement.

Robert L. Hodgkinson, Chairman & CEO

DEJOUR ENTERPRISES LTD.

Suite 1100-808 West Hastings Street, Vancouver, BC V6C 2X4

Phone: 604.638.5050  Facsimile: 604.638.5051  Email: investor@dejour.com

Dejour Retains European Investor Relations Firm

Dejour Enterprises Ltd. (TSX-V: DJE)
Shares Issued: 31,212,857
Last Close: 10/25/2005 - $0.95
October 26, 2005 – News Release

Vancouver, BC, Canada

Robert L. Hodgkinson, Chairman & CEO reports the company has retained Institutional Market Communications Inc. (IMCI) to conduct investor relations on behalf of the Company focused on the European marketplace.

Mr. Hodgkinson states “by retaining Institutional Market Communications Inc., we are building our communications plan to augment the benefit of our recent Frankfurt Exchange listing.  IMCI will provide specialized internet marketing initiatives to Dejour that will assist in effectively communicating the Company’s energy strategy to the European markets”.

The Dejour/IMCI contract includes a monthly fee of Cdn $4,000 subject to certain conditions, and the provision of incentive stock options to purchase 100,000 shares at a price of $0.90 per share, vesting over 18 months, subject to regulatory approval.

About Dejour Enterprises Ltd.

Dejour Enterprises Ltd. is a Canadian energy company exploring for uranium, oil and gas whose mission is to provide superior shareholder value by acquiring and developing unique and rewarding opportunities within today’s burgeoning energy markets. The Company is listed on the TSX Venture Exchange under the symbol (DJE). Refer to www.dejour.com for company details or contact Doug Cannaday, President.

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this news release.

Robert L. Hodgkinson, Chairman & CEO

DEJOUR ENTERPRISES LTD.

Suite 1100 - 808 West Hastings Street , Vancouver , BC V6C 2X4

Phone: 604.638.5050  Facsimile: 604.638.5051  Email: investor@dejour.com